SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934

For the month of April 28, 2003

Claude Resources Inc.
(Translation of registrant’s name into English)

200, 224 4th Ave. S. Saskatoon S7K 5M5
(Address of principal executive offices)

     Indicate by check mark whether the registrant files or will file annual reports under cover of Form20-F or Form40-F:

     Form 20-F |X|  Form 40-F |_|

     Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

     Yes |_|   No |X|

     If “ Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

SIGNATURE

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant, Claude Resources Inc. , has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: April 28, 2003
          Claude Resources Inc.

By:

/s/ Val Michasiw

Val Michasiw
Secretary-Treasurer

April 29, 2003

WARRANTS EXERCISED TO PURCHASE
2,563,463 COMMON SHARES OF CLAUDE RESOURCES INC.

Claude Resources Inc. ("Claude") is pleased to announce that 2,563,463 warrants issued by it on April 23, 2002 have been exercised. Each warrant entitled the holder thereof to purchase one common share in the capital stock of Claude at an exercise price of $1.25 per share.

The proceeds of the issuance of such common shares will be used by Claude for general corporate purposes.

For further information, please contact:

Neil McMillan
President, Claude Resources Inc.
(306) 668-7505